SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 10-C
                 Report by Issuer of Securities Quoted on NASDAQ
                          Interdealer Quotation System

                  Filed pursuant to Section 13 or 15(d) of the
               Securities and Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder


                               MOORE PRODUCTS CO.
                 (Exact name of issuer as specified in charter)


                           Spring House, PA 19477-0900
                    (Address of principal executive offices)

Issuer's telephone number, including area code  (215) 646-7400

                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING

         Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.       Title of security  Common Stock, par value $1.00 per share

2.       Number of shares outstanding before the change   2,083,092

3.       Number of shares outstanding after the change   2,583,092

4.       Effective date of change   December 19, 1995

5.       Method of change:
         Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) Private offer and sale of 500,000 authorized but unissued shares of common stock to Mellon Bank, N.A., as Trustee for the Moore Products Co. Pension Plan.

         Give brief description of transaction Private offer and sale of 500,000 shares of common stock to Mellon Bank, N.A., as Trustee for the Moore Products Co. Pension Plan, at a price of $16.00 per share.


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                          II. CHANGE IN NAME OF ISSUER

1.       Name prior to change                         N/A
                             ----------------------------------------------
2.       Name after change                          N/A
                             ----------------------------------------------
3.       Effective date of charter amendment changing name         N/A
                                                             --------------
4.       Date of shareholder approval of change, if required       N/A
                                                             --------------




                                                   By: /S/R. E. Wisniewski
                                                       ------------------------
                                                       R. E. Wisniewski
                                                       Secretary and Treasurer

Dated:  December 28, 1995